

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2015

Via E-mail
Dr. Stephen A. Hill
President and Chief Executive Officer
Targacept, Inc.
100 North Main Street, Suite 1510
Winston-Salem, North Carolina 27101

> **Re:** **Targacept, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 22, 2015**
> **File No. 333-204423**

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers about The Merger, page i

1. We note that you are not soliciting a vote of the Targacept shareholders to approve the Merger Agreement, only the issuance of common shares and redeemable convertible notes as contemplated by the Agreement along with several other ancillary matters. Please provide us with an analysis explaining the basis for your apparent belief that shareholder approval of the Merger Agreement itself is not required.

2. Where you discuss the Pre-Closing Dividend on pages iv-v, please clarify whether the redemption and conversion of the notes will be at your option or that of the noteholder. Please similarly clarify the disclosure on this point in the prospectus summary and throughout the forepart of your prospectus.

3. On page v, and throughout your filing, you refer to the redemption of the convertible notes at $1.313 per share as a conversion price. Please revise all such references to avoid the impression that noteholders will be required to pay cash to obtain the underlying common shares.

4. Where you discuss the material U.S. federal income tax consequences of the Pre-Closing Dividend on page vi, please explain how your current and accumulated tax earnings and profits could impact the tax effects of the receipt of the Pre-Closing Dividend by your shareholders. Please provide similar disclosure in the prospectus summary.

Prospectus Summary
The Companies, page 1

5. In your description of Catalyst Biosciences, Inc. please remove the phrase "advanced lead stage of development" that you use to describe the Factor Xa variant, particularly since this variant has not yet progressed to even a preclinical stage.

6. Please note here that Pfizer, Inc. has terminated its collaboration agreement with Catalyst effective June 1, 2015.

Reasons for the Merger, page 2

7. In the first bullet point on page 3, and throughout your filing, please remove the word "successfully" from your descriptions of the completed Phase 1 trial for CB 813d/PF-05280602, as this term implies that the testing was done to measure efficacy and that you achieved certain endpoints.

8. In the third bullet on page 3 and elsewhere, you refer to "value inflection opportunities". Similarly, in the cover page of your filing and on page iii you refer to "multiple future value inflection points." Please replace these phrases with plain English disclosure that will convey the same information and be easily understood by the lay reader.

Risk Factors
Risks Related to the Merger
"Targacept, Catalyst and the combined company will incur substantial transaction-related costs in connection with the merger," page 21

9. Please amend this risk factor to include an estimate of the merger-related costs you expect to incur.

Risks Related to Targacept
"Targacept may not be able to complete the merger . . .," page 22

10. Please amend this risk factor to identify the closing conditions that you believe may affect your ability to complete the Merger and to briefly describe the termination rights included in the Merger Agreement.

<u>"A small number of Targacept's stockholders beneficially own a substantial amount of Targacept's common stock . . .," page 23</u>

11. Please amend this risk factor to include the total percentage of ownership that is concentrated in a small number of stockholders.

<u>Risks Related to Catalyst</u>
<u>"Catalyst must transition manufacturing and clinical activities related to CB 813d/PF-05280602 from Pfizer . . .," page 29</u>

12. Here, in the Background of the Merger section and in your discussion of Catalyst's Business, please state the reason(s) to your knowledge that Pfizer terminated its research and license agreement with Catalyst. To the extent that it may be relevant to this discussion, please include the period of time during which Pfizer gathered safety and/or efficacy data from the Phase 1 trial for CB 813d/PF-05280602 and how soon after they had gathered such data they notified Catalyst of their intention to terminate. Please also disclose what the data revealed about safety and preliminary efficacy.

<u>"If Targacept's stockholders sell a substantial number of shares of its common stock in the public market . . .," page 50</u>

13. Please expand the disclosure to note that the conversion of the notes could lead to further declines in the market price of the Targacept common stock.

<u>The Merger</u>
<u>Background of the Merger, page 59</u>

14. Please describe the process of identifying and evaluating strategic combinations you initiated in 2014. Disclose whether you initiated contact with each of Companies A-D and any other companies with which you discussed strategic alternatives prior to the retention of Stifel. If any of these companies initiated contact with you, please state this in your disclosure.

15. Please identify the members of the executive management committee and the development planning committee who met in 2014 to assess potential strategic transactions.

16. You disclose that by September 18, 2014 you had entered into confidential disclosure agreements with three of your major shareholders to evaluate strategic opportunities but you only discuss one such agreement that was entered into on August 27. Please indicate when the other two agreements were executed and any material information about them, including the identities of the stockholders.

17. Please identify at what point prior to September 22, 2014 EcoR1 Capital, LLC became a significant stockholder.

18. Where you reference New Enterprise Associates, Inc. please state that it is one of your significant stockholders and explain why they were specifically contacted to discuss Catalyst's interest and selected to receive Catalyst's corporate presentation.

19. Please state, if true, that the Special Committee and the full Board of Directors determined that the stock-for-stock transaction proposed by Catalyst was the most desirable bid because of the value premium over your stock price, the Pre-Closing Dividend and the amount of cash Catalyst would combine with your own. If there were any other factors that led the committee to prefer the Catalyst bid, please identify them in this discussion.

20. Please describe the changes to the Catalyst business brought about by the termination of the Research and License Agreement with Pfizer reflected in the updated operating plan presented on April 19, 2015, as well as the further updates described on April 28, 2015.

21. Please describe the changes to the merger agreement resulting from the communications and meetings that took place on May 4 and May 5, 2015 that were then reflected in the amendment agreed to on May 13 and executed on May 14.

Opinion of the Targacept Financial Advisor, page 76

22. Please state here that Stifel has expressly consented to the inclusion of this opinion in your filing.

23. Here, and in the actual opinion included in Annex B, it is stated that Stifel did not assume responsibility for the accuracy or completeness of the assumptions and estimates that were used in its opinion. While it is acceptable to use qualifying language concerning the subjective analyses performed in connection with this opinion, as you have done, it is not appropriate for a financial advisor to disclaim responsibility for the estimates it used in preparing the opinions you have included in your disclosure. Please amend this discussion and the Stifel opinion accordingly.

24. In the fourth bullet point on page 77, you state that certain internal financial analyses, financial projections, reports and other information concerning Catalyst and prepared by its management were provided by you to Stifel. Please amend your disclosure to include these analyses and projections.

25. Please supplementally provide us with copies of any materials prepared by Stifel in connection with its fairness opinion, including, among other things, any "board books," draft of its fairness opinion provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.

26. Please explain why the Selected Publicly Traded Companies Analysis, the Selected Precedent Acquisitions Analysis and the Selected Precedent IPO Analysis all employed Phase II and/or Phase III or Phase III-ready life sciences companies when Catalyst has only one product candidate that has completed a Phase I trial and does not plan to initiate a Phase II trial until 2016.

27. In the Selected Publicly Traded Companies Analysis and the Selected Precedent IPO Analysis, you state that "other factors" were used in your analyses. Please describe those other factors in your disclosure, particularly in light of the equity and enterprise values or the pre-money equity values, as applicable, calculated being greater than the current market price of your shares.

28. Similarly, in the Selected Precedent Acquisitions Analysis, please describe the qualitative judgments Stifel made, as the equity and enterprise value ranges identified in this analysis are also greater than your current market price.

Tax Treatment of the Merger, page 97

29. It is unclear whether you intend to file opinions and related consents concerning the tax treatment of your shareholders with respect to the Pre-Closing Dividend and of the Catalyst shareholders with regard to the Merger. Please amend your filing to include these opinions. The opinion relating to your shareholders should address the alternate tax effects resulting from your current and accumulated tax earnings and profits as well as the issuance of both the cash and notes components of the Pre-Closing Dividend, original issue discount, and the conversion of the notes.

Catalyst Business
Catalyst's Product Candidate Pipeline, page 218

30. Please remove the FXa variant and the Anti-C3 Ophthalmic therapeutic from the product portfolio table, since neither has yet reached the preclinical stage and are therefore not yet advanced enough to be included.

Hemostasis & Hemophilia, page 219

31. Please discuss the findings that were presented at the ISTH meeting from June 20-June 25, 2015, including the safety, tolerability, pharmacokinetics and clot-forming activity of CB 813d/PF-05280602.

32. Please indicate approximately when Catalyst filed an Investigational New Drug Application (IND) for CB 813d/PF-05280602 with the Food and Drug Administration and the specific indications included in it.

Intellectual Property, page 225

33. Please indicate whether Catalyst developed its intellectual property portfolio or whether it acquired it from a third-party. If the latter, please state whether the portfolio is subject to any licensing agreements. Please file any such license agreements as exhibits and disclose their material terms.

Catalyst Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 262

34. Please disclose the costs incurred during each period presented and to date for your most advanced program Factor VIIa variant that successfully completed a Phase I clinical trial, separately. If you do not maintain research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.

Contractual Obligations, page 266

35. Please revise your disclosure to include the amount of potential milestone payments to ISU Abxis disclosed on page 225 as well as any other potential future milestone payments.

36. Please revise your disclosure to include the amount of unrecognized tax benefits disclosed on page F-59.

Catalyst Biosciences Inc. Financial Statements
Notes to Financial Statements
3. Commitments and Other Accrued Liabilities
License Agreement Obligations, page F-51

37. Please disclose the total amount of the potential development milestone payments in connection with the license agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Megan N. Gates, Esq.
Marc D. Mantell, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111